OCT. 31, 2003

03037201

RECEIVED NOV 5 2003

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

RE: FAR-BEN, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

SUPPL

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE THIRD QUARTER OF 2003..

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). PLEASE ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

VERY TRULY YOURS,

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

dlw 11/7

OCT. 31, 2003

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

RE: FAR-BEN, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE THIRD QUARTER OF 2003..

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). PLEASE ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

VERY TRULY YOURS,

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,180,997**	**100**	**1,920,922**	**100**
2	**CURRENT ASSETS**	**1,036,098**	**48**	**743,355**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	140,672	6	15,037	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	106,501	5	142,632	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	134,290	6	46,831	2
6	INVENTORIES	637,879	29	520,196	27
7	OTHER CURRENT ASSETS	16,756	1	18,659	1
8	**LONG-TERM**	**49,417**	**2**	**53,468**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	49,417	2	53,468	3
12	**PROPERTY, PLANT AND EQUIPMENT**	**786,192**	**36**	**857,279**	**45**
13	PROPERTY	362,289	17	343,200	18
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,452,509	67	1,392,336	72
16	ACCUMULATED DEPRECIATION	1,028,606	47	878,257	46
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**294,103**	**13**	**254,260**	**13**
19	**OTHER ASSETS**	**15,187**	**1**	**12,560**	**1**
20	**TOTAL LIABILITIES**	**1,216,861**	**100**	**1,496,603**	**100**
21	**CURRENT LIABILITIES**	**851,760**	**70**	**620,724**	**41**
22	SUPPLIERS	631,925	52	503,582	34
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	7,803	1
26	OTHER CURRENT LIABILITIES	219,835	18	109,339	7
27	**LONG-TERM LIABILITIES**	**295,577**	**24**	**822,446**	**55**
28	BANK LOANS	0	0	81,151	5
29	STOCK MARKET LOANS	295,577	24	741,295	50
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**69,524**	**6**	**53,433**	**4**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**964,136**	**100**	**424,319**	**100**
34	**MINORITY INTEREST**	**113**		**303**	
35	**MAJORITY INTEREST**	**964,023**	**100**	**424,016**	**100**
36	**CONTRIBUTED CAPITAL**	**1,780,648**	**185**	**1,188,569**	**280**
37	PAID-IN CAPITAL STOCK (NOMINAL)	698,370	72	119,318	28
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	517,401	54	504,180	119
39	PREMIUM ON SALES OF SHARES	564,877	59	565,071	133
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(816,625)**	**(85)**	**(764,553)**	**(180)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	93,558	10	721,429	170
43	REPURCHASE FUND OF SHARES	103,018	11	153,044	36
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,039,825)	(108)	(1,583,203)	(373)
45	NET INCOME FOR THE YEAR	26,624	3	(55,823)	(13)

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V. QUARTER: **3** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**140,672**	**100**	**15,037**	**100**
46	CASH	35,487	25	15,037	100
47	SHORT-TERM INVESTMENTS	105,185	75	0	0
18	**DEFERRED ASSETS (NET)**	**294,103**	**100**	**254,260**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	214,730	73	206,195	81
49	GOODWILL	10,480	4	10,959	4
50	DEFERRED TAXES	68,893	23	37,106	15
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**851,760**	**100**	**620,724**	**100**
52	FOREING CURRENCY LIABILITIES	275	0	4,842	1
53	MEXICAN PESOS LIABILITIES	851,485	100	615,882	99
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**219,835**	**100**	**109,339**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	4,161	4
58	OTHER CURRENT LIABILITIES WITHOUT COST	219,835	100	105,178	96
27	**LONG-TERM LIABILITIES**	**295,577**	**100**	**822,446**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	295,577	100	822,446	100
29	**STOCK MARKET LOANS**	**295,577**	**100**	**741,295**	**100**
61	BONDS	295,577	100	741,295	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**69,524**	**100**	**53,433**	**100**
68	RESERVES	69,524	100	53,433	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCCES (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,039,825)**	**100**	**(1,583,203)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	100	0	100
71	INCOME FORM NON-MONETARY POSITION	(1,039,825)	(100)	(1,583,203)	(100)

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	184,338	122,631
73	PENSIONS FUND AND SENIORITY	69,524	53,433
74	EXECUTIVES (*)	68	73
75	EMPLOYERS (*)	2,366	2,136
76	WORKERS (*)	4,007	4,098
77	CIRCULATION SHARES (*)	408,844,390	119,318,290
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**3,515,005**	**100**	**3,371,537**	**100**
2	COST OF SALES	2,648,073	**75**	2,565,217	**76**
3	**GROSS INCOME**	**866,932**	**25**	**806,320**	**24**
4	OPERATING	877,575	25	815,801	**24**
5	**OPERATING IN COME**	**(10,643)**	**0**	**(9,481)**	**0**
6	TOTAL FINANCING	(2,750)	**0**	27,032	**1**
7	**INCOME AFTER FINANCING COST**	**(7,893)**	**0**	**(36,513)**	**(1)**
8	OTHER FINANCIAL OPERATIONS	0	**0**	0	**0**
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(7,893)**	**0**	**(36,513)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS´PROFIT SHARING	0	0	24,277	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(7,893)**	**0**	**(60,790)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	**(1,355)**	**0**	**(1,609)**	**0**
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**(9,248)**	**0**	**(62,399)**	**(2)**
14	INCOME OF DISCONTINUOUS OPERATIONS	**(4,416)**	**0**	**(110)**	**0**
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(4,832)**	**0**	**(62,289)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(31,462)	(1)	(6,513)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**26,630**	**1**	**(55,776)**	**(2)**
19	NET INCOME OF MINORITY INTEREST	6	0	47	**0**
20	**NET INCOME OF MAJORITY INTEREST**	**26,624**	**1**	**(55,823)**	**(2)**

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V. QUARTER: **3** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,515,005**	**100**	**3,371,537**	**100**
21	DOMESTIC	3,515,005	100	3,371,537	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLAR (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(2,750)**	**100**	**27,032**	**100**
24	INTEREST PAID	25,355	922	77,580	287
25	EXCHANGE LOSSES	1,552	56	614	2
26	INTEREST EARNED	9,177	334	3,114	12
27	EXCHANGE PROFITS	5,367	195	1,731	6
28	GAIN DUE TO MONETARY POSITION	(15,113)	(550)	(46,317)	(171)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**24,277**	**100**
32	INCOME TAX	0	0	18,030	74
33	DEFERED INCOME TAX	0	0	(1,556)	(6)
34	WORKERS' PROFIT SHARING	0	0	7,803	32
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,626,431	2,663,324
37	NET INCOME OF THE YEAR	(12,296)	(57,474)
38	NET SALES (**)	4,692,557	4,612,205
39	OPERATION INCOME (**)	(33,916)	(46,865)
40	NET INCOME OF MAYORITY INTEREST (**)	(45,139)	(369,931)
41	NET CONSOLIDATED INCOME (**)	(45,182)	(369,891)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V. QUARTER: **3** YEAR: **2003**

EARNING STATEMENT QUARTERLY
FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,161,946**	**100**	**1,081,124**	**100**
2	COST OF SALES	870,921	**75**	831,338	**77**
3	**GROSS INCOME**	**291,025**	**25**	**249,786**	**23**
4	OPERATING	304,116	26	273,440	**25**
5	**OPERATING IN COME**	**(13,091)**	**(1)**	**(23,654)**	**(2)**
6	TOTAL FINANCING	(2,999)	**0**	11,303	**1**
7	**INCOME AFTER FINANCING COST**	**(10,092)**	**(1)**	**(34,957)**	**(3)**
8	OTHER FINANCIAL OPERATIONS	0	**0**	0	**0**
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(10,092)**	**(1)**	**(34,957)**	**(3)**
10	RESERVE FOR TAXES AND WORKERS´PROFIT SHARING	(15,867)	(1)	7,886	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,775**	**0**	**(42,843)**	**(4)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	678	0	(867)	**0**
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**6,453**	**1**	**(43,710)**	**(4)**
14	INCOME OF DISCONTINUOUS OPERATIONS	(965)	0	3,789	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**7,418**	**1**	**(47,499)**	**(4)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(4,007)	(1)	(5,165)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**11,425**	**1**	**(42,334)**	**(4)**
19	NET INCOME OF MINORITY INTEREST	4	0	8	**0**
20	**NET INCOME OF MAJORITY INTEREST**	**11,421**	**1**	**(42,342)**	**(4)**

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

EARNING STATEMENT QUARTERLY
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**1,161,946**	**100**	**1,081,124**	**100**
21	DOMESTIC	1,161,946	100	1,081,124	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLAR (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(2,999)**	**100**	**11,303**	**100**
24	INTEREST PAID	8,477	283	27,010	239
25	EXCHANGE LOSSES	686	23	268	2
26	INTEREST EARNED	1,670	56	696	6
27	EXCHANGE PROFITS	3,776	126	852	8
28	GAIN DUE TO MONETARY POSITION	(6,716)	(224)	(14,427)	(128)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(15,867)**	**100**	**7,886**	**100**
32	INCOME TAX	(12,652)	(80)	6,907	88
33	DEFERED INCOME TAX	0	0	(1,556)	(20)
34	WORKERS' PROFIT SHARING	(3,215)	(20)	2,535	32
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLAR

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**

FAR BEN, S.A. DE C.V. QUARTER: **3** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDTED NET INCOME**	**26,630**	**(55,776)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	92,688	67,243
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**119,318**	**11,467**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(141,742)	(22,169)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(22,424)**	**(10,702)**
6	CASH FLOW FROM EXTERNAL FINANCING	(18,216)	(53,389)
7	CASH FLOW FOM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(18,216)**	**(53,389)**
9	**CASH FLOW GENERATED (USED) BY INVESTMENT ACTIVITIES**	**(105,901)**	**(10,799)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(146,541)	(74,890)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	287,213	89,927
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	140,672	15,037

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**92,688**	**67,243**
13	DEPRECIATION AND AMORTIZATION FOR THE	82,708	66,748
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	7,064	495
15	+(-) NET LOSS (PROFIT) IN MONEY	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	2,916	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(141,742)**	**(22,169)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT	25,762	81,082
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(5,048)	153,404
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(74,988)	6,028
21	+(-) INCREASE (DECREASE) IN SUPPLIER	(76,211)	(210,548)
22	+(-) INCREASE (DECREASE) IN OTHER	(11,257)	(52,135)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(18,216)**	**(53,389)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG -TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(51,316)
28	(-) STOCK MARKET AMORTIZATION	(18,216)	(2,073)
29	(-) OTHER FINANCING AMORTIZATION		
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+(-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERETED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(105,901)**	**(10,799)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,393	1,653
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(112,838)	(12,708)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	23,501	0
39	+(-) OTHER ITEMS	(18,957)	256

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	0.76 %	(1.65) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(4.68) %	(87.24) %
3	NET INCOME TO TOTAL ASSETS (**)	(2.07) %	(19.26) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	56.75 %	(83.04) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	2.15 times	2.40 times
7	NET SALES TO FIXED ASSETS (**)	5.97 times	5.38 times
8	INVENTORIES ROTATION (**)	5.50 times	6.75 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	7 days	10 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	19.33 %	13.43 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.79 %	77.91 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.26 times	3.53 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.02 %	0.32 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.60 %	95.94 %
15	OPERATING INCOME TO INTEREST PAID	(0.42) times	(0.12) times
16	NET SALES TO TOTAL LIABILITIES (**)	3.86 times	3.08 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22 times	1.20 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.47 times	0.36 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.85 times	0.50 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.52 %	2.42 %
	CASH FLOW		
21	CASH FLOW NET INCOME TO NET SALES	3.39 %	0.34 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.03) %	(0.66) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.88) times	(0.14) times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	106.55 %	117.68 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FAR BEN, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.11)	$ (3.10)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ (0.11)	$ (3.10)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.08)	$ (0.05)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.36	$ 3.55
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.27 times	0.82 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(27.17) times	(0.94) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Precio BEVIDES (28/octubre/03):$2.80

28 de Octubre de 2003
Comentarios y Análisis de la Administración
Sobre los Resultados de Operación y
Situación Financiera de la Compañía

1. RESULTADOS DE OPERACIÓN AL TERCER TRIMESTRE DEL 2003

FARMACIAS BENAVIDES CRECE 11.5% EN VENTA MISMAS TIENDAS Y 7.5% EN VENTAS TOTALES ACUMULADO AL TERCER TRIMESTRE; LOGRA EBITDA 31% SUPERIOR A AÑO ANTERIOR

Todas las cifras financieras se expresan en pesos mexicanos al 30 de Septiembre del 2003 y las variaciones son respecto al período comprendido de enero a septiembre o al tercer trimestre del año 2002.

Farmacias Benavides, S.A. de C.V. (BMV: BEVIDES), la Cadena de Farmacias más grande de México, da a conocer sus resultados al tercer trimestre del 2003.

Las ventas acumuladas a Septiembre llegaron a $3,515.0 millones de pesos, cifra 4.3% superior a los $3,371.5 millones acumulados a Septiembre de 2002. La venta a mismas tiendas, un importante indicador del desempeño de sucursales con más de un año de operación, mostró un crecimiento nominal del 11.5% acumulado a Septiembre 2003, un incremento de los más altos del sector, mientras que el número de clientes a mismas tiendas incrementó 3.2% contra el año anterior, alcanzando los 66.7 millones de clientes. Esto es resultado de la renovada confianza de nuestros clientes, así como de la efectividad de la nueva imagen de nuestras sucursales, una mejor mezcla de productos y un mejor nivel de servicio para nuestros clientes. Se observa similar tendencia positiva en la venta por metro cuadrado de sala de ventas, que aumentó en 6.3% llegando a $3,009 pesos/m2 acumulado a Septiembre 2003, comparado con $2,831 pesos/m2 al mismo período de 2002. El desempeño de las 208 sucursales remodeladas en la región Noreste del país contribuyó en buena medida al crecimiento en ventas observado en el tercer trimestre.

A su vez, las ventas del tercer trimestre del año fueron de $1,161.9 millones de pesos, es decir un incremento de 7.5% con respecto al mismo trimestre del año 2002. Este incremento en ventas se logró con 9 sucursales menos que las que se tenían en operación al cierre del tercer trimestre del 2002. Este crecimiento es particularmente notable dado que tradicionalmente es el trimestre más débil del año para el sector.

La utilidad bruta acumulada a Septiembre sumó $866.9 millones, un incremento de 7.5% con respecto al mismo período del año pasado, representando un margen bruto de 24.7% comparado con el 23.9% registrado a Septiembre 2002. Asimismo, la utilidad bruta del tercer trimestre se incrementó en un 16.5% con respecto al mismo trimestre del año anterior, llegando a $291.0 millones. El margen bruto sobre ventas del trimestre alcanzó el 25.0%, superior al margen de 23.1% registrada en el mismo trimestre del 2002. Este margen es producto de una mejor gestión de compra y mejores relaciones con nuestros proveedores; también figura una utilización más optimizada de nuestro capital de trabajo, al estar controlado por nuevos sistemas de resurtido automático en todas las farmacias del país. Estos adelantos son producto de la aplicación de las mejores prácticas en logística y comercial adoptadas de parte de nuestro inversionista

mayoritario, Farmacias Ahumada de Chile.

Gracias al mejor margen logrado, así como de un estricto control de gastos a todos los niveles de la empresa, el EBITDA (utilidad de operación antes de intereses, impuestos, depreciación y amortización) acumulado a Septiembre alcanzó los $72.9 millones de pesos (2.1% sobre ventas), 30.7% superior al acumulado a Septiembre 2002. El EBITDA del tercer trimestre fue de $17.8 millones, superior al EBITDA negativo registrado en el mismo trimestre de 2002 de -$1.3 millones.

La reducción de gastos financieros relacionados al pago de intereses, que a Septiembre 2003 representaron sólo $25.4 millones, comparado con los $77.6 millones registrados al mismo período del año anterior, son producto de la reestructura de obligaciones efectuada en el cuarto trimestre de 2002 que redujo los pasivos de largo plazo en 64%. Esto se combina con una mejora del producto financiero de $3.1 millones en 2002 a $9.2 millones acumulados a Septiembre 2003, debido a la mayor caja disponible.

Se reflejan Partidas Extraordinarias por $35.9 millones acumulado a Septiembre 2003. Esta partida se compone principalmente de recuperación de impuestos diversos, gastos no-recurrentes propios de la reestructura de la planta de personal a lo largo del año y utilidad de la recompra de obligaciones, así como por nuestra participación en operaciones discontinuas (Restaurants Ben's y tiendas fotográficas).

Con ello, el Resultado Neto acumulado a Septiembre presentó una utilidad neta de $26.6 millones de pesos, reversando la pérdida del mismo período del 2002 de $55.8 millones. De igual manera, el resultado para el tercer trimestre de 2003 representó una utilidad de $11.4 millones de pesos, contrastando con la pérdida de $42.3 millones registrada al mismo período del año anterior.

En el tercer trimestre de 2003, Farmacias Benavides continuó su agresivo programa de remodelaciones, completando la remodelación del 33% de sus sucursales en la región de Guadalajara. Completar esta etapa del proyecto implicará la inversión de más de $15 millones de pesos en los próximos tres meses (de un total de $70 millones planeadas para este año), llevando a estas sucursales al nuevo estándar e imagen de Farmacias Ahumada (Chile), accionista mayoritario de Farmacias Benavides.

El día último de Septiembre, se concretó el cierre de otras 10 sucursales, cumpliendo con el plan de optimización de nuestra Cadena de Farmacias en todo el país. Con esto, Farmacias Benavides entra al cuarto trimestre del año con 509 sucursales en operación.

Continúa la preparación de nuestro nuevo centro de distribución en el municipio de Guadalupe, N.L., en el que se han invertido más de $32 millones de pesos en el año. Este inmueble de 16,000 metros cuadrados concentrará el esfuerzo de distribución de la empresa cuando inicie operaciones a partir del mes de noviembre.

Jaime Poblete Stambuk, Director General de Farmacias Benavides, dijo, "Nuestro equipo avanza con entusiasmo y pasión sobre metas bien claras y definidas; es lo que mantiene en movimiento a esta Compañía. Gracias a nuestra gente hemos podido lograr y sobrepasar lo planeado en materia de ventas y resultados en lo que va del año. Nuestro enfoque estratégico está basado en el cliente; a través de la excelencia en el servicio, cambio total de imagen, eficiencia en la distribución, incorporar las mejores prácticas logístico/comerciales y la

renovación tecnológica."

En otros eventos relevantes del trimestre, el 19 de Septiembre se aprobó en Asamblea Extraordinaria el cambio de denominación social de Far-Ben S.A. de C.V a Farmacias Benavides, S.A. de C.V. Este cambio obedece a un esfuerzo de unificación de la imagen corporativa que se ha demostrado además en el cambio de imagen de la empresa y el programa de remodelaciones.

2. Situación Financiera, Liquidez y Recursos de Capital

a) Fuentes internas y externas de liquidez: Adicional a la aportación de capital realizada por FASA en diciembre 2002, la única fuente de financiamiento de la operación son las que fue la generación propia de recursos.
b) Nivel de endeudamiento: La única deuda que tiene la empresa es la emisión de obligaciones convertibles bursátiles por un monto de 89.7 millones de UDIs, a una tasa de UDIs + 6%. Esta emisión vencerá en el 2009.
c) Las políticas que norman la operación de Tesorería de la Emisora son las siguientes:
1.- Estructura financiera: Se mantiene una estructura financiera sana y se cumple con los covenants contraídos con Instituciones financieras o Corporativas. Se minimiza el riesgo y se obtienen tasas de interés atractivas.
2.- Pasivos o deuda con costo: Los pasivos o deuda con costo (pasivos financieros que causan interés) no exceden los 30 millones de dólares en todo momento.
Se considera un pasivo o deuda con costo toda aquella obligación que genera interés como: préstamos bancarios, obligaciones bursátiles, factorajes, arrendamientos, descuentos de cartera, etc.
La contratación de pasivos o deuda con costo aún cuando sean menores a 30 millones de dólares, cumplen con las razones financieras estipuladas en el acta de emisión de las obligaciones bursátiles 97U; estas son:
Pasivo con costo /Capital Menor a 0.8
Pasivo total /Capital Menor a 1.50
EBITDA /Gastos financieros netos Mayor a 1.50
Activo circulante /Pasivo circulante Mayor a 1.00
3. Factoraje: El factoraje que se tenga por Proveedor solo es por el 85% máximo del total del monto de la deuda (para tener la oportunidad de realizar devoluciones, notas de crédito, etc.).
4.- Inversiones temporales de Efectivo: Las inversiones en Moneda Nacional sólo se invierten en: Cetes (plazo menor o igual a 28 días) y pagaré bancario con calificación AAA.
Las inversiones en dólares sólo se realizan en bancos locales mexicanos, en instrumentos libres de riesgo para Farmacias Benavides. Se pueden realizar inversiones en USA, previa autorización de la Dirección General.
5. Restricciones: No se invierte en fondos de inversión, títulos de deuda o acciones. No se permiten inversiones off-shore.
6. Tipo de Cambio: Farmacias Benavides recibe dólares de sus Clientes; la fijación del tipo de cambio oportuna es importante para a) Mantener la competitividad en los precios; b) No incurrir en pérdidas al cambiar los dólares para cubrir las necesidades en Moneda Nacional, y c) Financiarse con dólares a un tipo de cambio preferencial para cubrir las necesidades denominadas en dólares.
El tipo de cambio establecido nunca es inferior a la paridad de compra al menudeo, de tal forma que permita la competitividad de nuestros precios.
d) Se está al corriente con todos los pagos de la deuda existente.

e) Inversiones relevantes en capital comprometidas al final del último ejercicio: A final del 2002 no existía ningún compromiso de inversión de capital.

3. Control Interno

Para asegurar el correcto funcionamiento de los controles internos, Farmacias Benavides cuenta con una Dirección Corporativa de Auditoria, a la cual reporta la Gerencia de Auditoria Interna.

La revisión del control interno de la compañía es llevada a cabo por un departamento especializado de auditoria interna cuyo personal, actividades y funciones son independientes de las operaciones sujetas a su control. Dicho departamento efectúa sus revisiones en cada área, acorde a un calendario de actividades previamente diseñado, con el fin de verificar y evaluar su funcionamiento y apego a las políticas y procedimientos de la compañía, así como el cumplimiento de la legislación vigente. Este departamento elabora informes acerca de sus revisiones, en los que contiene las observaciones y recomendaciones al personal del área involucrada, dando continuidad a las mismas y atendiendo los comentarios hechos por los mismos. Dichos informes de revisión son previamente analizados y autorizados por la Dirección de Auditoria, el cual reporta al Comité de Auditoria en un resumen ejecutivo todos los informes de revisión, el status en que se encuentran los mismos y el progreso de los informes anteriormente enviados.

El Comité de Auditoria verifica los resúmenes ejecutivos, cuestiona a la dirección de algunos asuntos específicos y avala el funcionamiento y los informes elaborados por la Dirección de Auditoria.

* * *

Farmacias Benavides cuenta con 85 años de historia de comercializar productos relacionados con la salud, bienestar y calidad de vida de sus clientes, llegando a ser la Cadena de Farmacias más grande de México y Latinoamérica en cobertura y número de sucursales. Actualmente opera 509 Farmacias en 107 ciudades y 17 estados en la región norte y occidente de la República, y da empleo a más de 6,300 personas. En Diciembre 2002, el grupo chileno Farmacias Ahumada se sumó como inversionista mayoritario de Benavides, resultando en una gran sinergia con una de las mejores Cadenas Farmacéuticas a nivel mundial con operaciones en cuatro países: Chile, Brasil, Perú y ahora México.

Contacto:
Frederick Turner Furlán
Gerente de Planeación y Desarrollo
+52 (81) 8150-7750
inversionistas@benavides.com.mx

NOTA 1 PRINCIPALES POLITICAS CONTABLES Y FINANCIERAS

A) ACTIVIDAD PRINCIPAL.

FAR-BEN, S.A. DE C.V. ES UNA SOCIEDAD CONTROLADORA DE COMPAÑIAS CUYAS ACTIVIDADES BASICAS SON LA COMERCIALIZACION DIRECTA CON EL ULTIMO CONSUMIDOR DE PRODUCTOS RELACIONADOS CON EL BIENESTAR Y LA SALUD DE LAS PERSONAS.

B) BASES DE LA CONSOLIDACION.

PARA ESTOS EFECTOS SE CONSIDERO EL BOLETIN B-8, ESTADOS FINANCIEROS CONSOLIDADOS Y COMBINADOS Y VALUACION DE INVERSIONES PERMANENTES EN ACCIONES. SE CALCULARON LOS EXCESOS TANTO DEUDORES COMO ACREEDORES, ASI COMO LA APLICACION DEL METODO DE PARTICIPACION.
SE ELIMINARON LOS SALDOS Y LAS OPERACIONES REALIZADAS ENTRE LAS COMPAÑIAS SUBSIDIARIAS, LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE FAR-BEN, S.A. DE C.V. Y LOS DE SUS COMPAÑIAS SUBSIDIARIAS DE LAS CUALES POSEE LA MAYORIA DE SU CAPITAL SOCIAL DIRECTA O INDIRECTAMENTE.

LAS COMPAÑIAS SUBSIDIARIAS SON LAS SIGUIENTES:

DROGUERIA BENAVIDES, S.A. DE C.V.
BENAVIDES DE MONTERREY, S.A. DE C.V.
BENAVIDES DE REYNOSA, S.A. DE C.V.
BENAVIDES DEL PACIFICO, S.A. DE C.V.
SERVICIOS LOGISTICOS BENAVIDES, S.A. DE C.V.
SERVICIOS OPERACIONALES BENAVIDES, S.A. DE C.V.

C) BASES PARA LA DETERMINACION DE CIFRAS, PARA EFECTOS DE COMPARABILIDAD DE LOS ESTADOS FINANCIEROS.

PARA EFECTO DE HACER COMPARABLES LOS ESTADOS FINANCIEROS DE SEPTIEMBRE DEL 2003 Y SEPTIEMBRE DEL 2002 ESTOS ULTIMOS SE ACTUALIZARON UTILIZANDO UN FACTOR OBTENIDO DE DIVIDIR LOS I.N.P.C. DE SEPTIEMBRE DEL 2003 ENTRE SEPTIEMBRE DEL 2002.

TANTO PARA EL ESTADO DE SITUACION FINANCIERA COMO EL ESTADO DE RESULTADOS LAS CIFRAS DE LOS ESTADOS FINANCIEROS DE SEPTIEMBRE DEL 2002 ESTAN A PESOS DE SEPTIEMBRE DEL 2003, APLICANDO EL TERCER DOCUMENTO DE ADECUACIONES AL BOLETIN B-10.

D) VALUACION DE INVERSIONES TEMPORALES.
LAS INVERSIONES TEMPORALES ESTAN REGISTRADAS A SU COSTO DE ADQUISICION.

E) VALUACION DE DERECHOS Y OBLIGACIONES EN MONEDA EXTRANJERA.

SE TIENEN REGISTRADOS ACTIVOS Y PASIVOS EN MONEDA EXTRAJERA (DLLS) VER ANEXO N° 6. Y EL TIPO DE CAMBIO PARA SU VALUACION FUE DE $ 11.0446 AL 30 DE SEPTIEMBRE DEL 2003.

F) VALUACION DE LOS INVENTARIOS.

EL INVENTARIO SE VALUA A COSTOS DE REPOSICION, QUE NO EXCEDE A SU VALOR DE REALIZACION.

G) VALUACION DE INMUEBLES, MAQUINARIA Y EQUIPO.

LAS PROPIEDADES Y EQUIPO Y SU CORRESPONDIENTE DEPRECIACION ACUMULADA SE

EXPRESAN A SU VALOR ACTUALIZADO MEDIANTE LA APLICACION AL COSTO HISTORICO DE FACTORES DERIVADOS DEL I.N.P.C.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO.

-	VALOR NETO
TERRENOS Y EDIFICIOS	311,098
EQUIPO DE COMPUTO	31,887
MAQUINARIA Y EQUIPO	398,688
MOBILIARIO Y EQUIPO DE OFICINA	28,831
EQUIPO DE TRANSPORTE	15,688
TOTAL	786,192

DURANTE EL EJERICICIO 2002, LA ADMINISTRACION DE LA COMPAÑIA ESTIMO UNA SOBREVALUACION DE SUS ACTIVOS FIJOS POR APROXIMADAMENTE $50,000, REGISTRANDO UNA RESERVA PARA VALUACION DE ACTIVOS FIJO, LA CUAL SERA REVISADA CON BASE AL RESULTADO DE UN ESTUDIO DE PERITOS VALUADORES INDEPENDIENTES.

NOTA 3 CREDITOS BURSATILES.

EMISION DE OBLIGACIONES.

FECHA DE EMISION: 22 DE MAYO DE 1997.
VIGENCIA DE LA EMISIÓN: 4 DE SEPTIEMBRE DE 2009.

INSTITUCION COLOCADORA: CASA DE BOLSA BANCOMER.

MONTO INICIAL DE LA OFERTA: 225,000,000 UNIDADES DE INVERSION.
MONTO EN CICULACION: 95,086,000 UNIDADES DE INVERSION

VALOR DE LA UDI EN LA FECHA DE LA EMISION: 1.863790.

GARANTIA: LAS OBLIGACIONES SON QUIROGRAFARIAS Y NO TIENEN GARANTIA ESPECIFICA, POR LO QUE DURANTE LA VIGENCIA DE ESTA EMISION DE OBLIGACIONES, FAR-BEN, S.A. DE C.V., SE SUJETARA A LAS LIMITACIONES A LA ESTRUCTURA FINANCIERA Y CORPORATIVA SEÑALADAS EN EL ACTA DE EMISION Y EN ESTE PROSPECTO DE COLOCACION.

TASA DE INTERES: 6.00 % (SEIS PUNTO CERO POR CIENTO) EN UDIS.

CONFORME A LOS ACUERDOS TOMADOS POR LA ASAMBLEA DE TENEDORES DE OBLIGACIONES BEVIDES 97U CELEBRADA EL 2 DE SEPTIEMBRE DEL 2002 LA AMORTIZACIÓN DE LA EMISION SE REALIZARA EN 3 PAGOS IGUALES: 05 DE JULIO DE 2007, 28 DE AGOSTO DE 2008 Y 04 DE SEPTIEMBRE DE 2009.

EL 30 DE DICIEMBRE DEL 2002 EL REPRESENTATE COMUN DE LOS OBLIGACIONISTAS DIO A

CONOCER EL RESULTADO DEL EJERCICIO DE LAS OPCIONES TEMPORALES TOMADAS POR LOS OBLIGACIONISTAS. DE ESTA FORMA, DE LA EMISIÓN ORIGINAL DE 2,250,000 OBLIGACIONES SE AMORTIZARON ANTICIPADAMENTE CON DESCUENTO 1,091,727 OBLIGACIONES Y SE CAPITALIZARON 207,413 OBLIGACIONES, POR LO TANTO EL N° DE OBLIGACIONES BEVIDES 97U QUE CONTINUARAN EN CIRCULACION SERA DE 950,860 OBLIGACIONES, NOMINATIVAS, CON VALOR NOMINAL DE 100 (CIEN) UDI'S CADA UNA Y COMO CONSECUENCIA CON VALOR TOTAL DE 95,086,000 U

NOTA 4 PASIVO CONTINGENTE OBLIGACIONES DE CARACTER LABORAL.

- PRIMA DE ANTIGUEDAD.

AL 31 DE DICIEMBRE DE 1991 LAS COMPAÑIAS SUBSIDIARIAS EFECTUARON ESTUDIOS ACTUARIALES PARA LA DETERMINACION DEL PASIVO POR LOS DERECHOS ACUMULADOS DE LOS TRABAJADORES POR PRIMA DE ANTIGUEDAD DESPUES DE 15 AÑOS DE SERVICIO. EN EL PERIODO SE AFECTARON LOS RESULTADOS POR LA CANTIDAD DE $ 2,328.

- PLAN DE PENSIONES Y JUBILACIONES.

SE TIENE CONSTITUIDO EN LAS COMPAÑIAS PLANES PARA EL PERSONAL POR PENSIONES Y JUBILACIONES COMPLEMENTARIO A LAS PRESTACIONES DEL SEGURO SOCIAL PARA PAGOS DE RETIRO Y BENEFICIOS POR MUERTE. EN EL PERIODO SE AFECTARON LOS RESULTADOS POR LA CANTIDAD DE $ 7,120

NOTA 5 CAPITAL CONTABLE

CONCEPTO	HISTORICO	ACTUALIZACION	TOTAL
CAPITAL SOCIAL	698,370	517,400	1,215,771
APORTACIONES FUTURAS AUMENTOS DE CAPITAL	0	0	0
PRIMA EN VENTA DE ACCIONES	137,468	427,409	564,877
UTILIDADES ACUMULDAS Y RESERVA DE CAPITAL	(96,064)	189,622	93,558
UTILIDAD DEL EJERCICIO	0	26,624	26,624
RVA. P/RECOMPRA DE ACCIONES	31,881	71,137	103,018
EXCESO O (INSUFICIENCIA) EN LA ACT. DE CAPITAL	0	(1,039,825)	(1,039,825)
TOTAL CAPITAL CONTABLE MAYORITARIO	771,655	192,367	964,023

EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DEL 29 DE ABRIL DE 2003 SE TOMARON LAS SIGUIENTES RESOLUCIONES:

II.2 Se aprueba el traspaso de las siguientes cantidades que se derivan de la cuenta de Utilidades Retenidas: (i) la cantidad de $37,497,000.00 (treinta y siete millones cuatrocientos noventa y siete mil pesos 00/100)M.N., a la cuenta de Efecto Acumulado de Impuestos sobre la Renta Diferido, eliminándose en consecuencia totalmente su saldo; y (ii) la cantidad de $507,496,000.00 (quinientos siete millones cuatrocientos noventa y seis mil pesos 00/100)M.N., a la Cuenta de Insuficiencia en la Actualización del Capital Contable disminuyéndola a la cantidad de $998,854,000.00 (novecientos noventa y ocho millones ochocientos cincuenta y cuatro mil pesos 00/100)M.N.

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES.

ESTA RESERVA FUE AUTORIZADA Y CREADA POR LA ASAMBLEA GENERAL DE ACCIONISTAS CELEBRADA EL DIA 29 DE ABRIL DE 2003.

III.1 "Se toma nota de que ya existe una reserva para la recompra de acciones por parte de la Sociedad y se establece que el monto máximo de recursos que se podrá destinar a dicha reserva para el ejercicio social que termina el 31 de diciembre de 2003 asciende a la cantidad de $100,000,000.00 (cien millones de pesos 00/100 Moneda Nacional); en consecuencia reintégrese la cantidad de $49,592,000.00 (cuarenta y nueve millones quinientos noventa y dos mil pesos 00/100)M.N. a la cuenta de Utilidades Retenidas, para quedar esta última con un saldo de $85,029,000.00 (ochenta y cinco millones veintinueve mil pesos 00/100) M.N., misma que corresponde a la Reserva Legal constituida hasta el 31 de diciembre de 2002.

EL SALDO AL FINAL DEL TRIMESTRE ES DE $ 103,018

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO NO CAMBIA DEBIDO A QUE NO TIENE INTERESES CAPITALIZABLES.

NOTA 8 IMPUESTOS DIFERIDOS

N O A P L I C A B L E

NOTA 9 PARTIDAS EXTRAORDINARIAS.

N O A P L I C A B L E

NOTA 10 OPERACIONES DISCONTINUAS

N O A P L I C A B L E

NOTA 11.- EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

A)RESTRUCTURACION DE ESTADOS FINANCIEROS DE EJERCICIOS ANTERIORES
EN LA JUNTA DE CONSEJO CELEBRADA EL 11 DE NOVIEMBRE DE 2002, SE APROBARON LOS AJUSTES DERIVADOS DE UN ANALISIS EFECTUADO POR LA ADMINISTRACION A VARIOS

RUBROS DE LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DEL 2001. ASI MISMO, SE DECIDIO NO CONSOLIDAR EN FORMA PROPORCIONAL LAS CIFRAS DE DROGUERIA Y FARMACIAS EL FENIX, S.A. DE C.V., Y VALUAR SU INVERSION DEL 50% MEDIANTE EL METODO DE PARTICIPACION, EN VIRTUD DE QUE NO SE TIENE CONTROL COMPARTIDO EN LAS OPERACIONES DE DICHA EMPRESA. A CONTINUACION SE PRESENTA UN RESUMEN DE LOS EFECTOS DE DICHA RESTRUCTURACION:

A. EN LOS ESTADOS FINANCIEROS CONSOLIDADOS.

RESTRUCTURA EJERCICIO 2001

	CIFRAS DE SEP'02 A $SEP'03	DROGUERIA Y FARMACIAS EL FENIX	AJUSTES A $SEP'03	CIFRAS RESTRUC. A $SEP´2003
ACTIVO				
ACTVO CIRCULANTE	821,893	(78,538)		743,355
LARGO P.(OTRAS INV.)	10,721	42,747		53,468
ACTIVO FIJO	1,003,940	(49,338)	(97,323)	857,279
ACTIVO DIFERIDO	449,891	(36,786)	(158,846)	254,259
OTROS ACTIVOS	12,560			12,560
ACTIVO TOTAL	2,299,005	(121,915)	(256,168)	1,920,922
PASIVO				
PASIVO CIRC.	665,489	(71,148)	26,383	620,724
PASIVO A L. PLAZO	824,990	(2,544)		822,446
OTROS PASIVOS	57,296	(3,863)		53,443
PASIVO TOTAL	1,547,775	(77,555)	26,383	1,496,603
CAP. CONTABLE				
CAPITAL SOCIAL	623,498			623,498
UT. RET.	1,161,375		(439,946)	721,429
EXCESO	(1,740,598)		157,395	(1,583,203)
PART. MINORITARIA	44,663	(44,360)		303
PRIMA EN VTA. DE ACC.	565,071			565,071
RVA. P/REC. DE ACC.	153,044			153,044
UT. O (PERD.) DEL EJ	(55,823)			(55,823)
CAPITAL CONTABLE	751,230	(44,360)	(282,551)	424,319
TOT. PASIVO Y CAP.	2,299,005	(121,915)	(256,168)	1,920,922

NOTA 12 RESULTADOS NETOS MENSUALES.

N O A P L I C A B L E

CLAVE DE COTIZACION: **BEVIDES** TRIMESTRE: **3** AÑO: **2003**
FAR BEN, S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 DROGUERIA BENAVIDES, S.A. DE C.V.	FARMACEUTICO	503,803,455	99.99	455,335	1,025,880
2 BENAVIDES DE MONTERREY, S.A. DE C.V.	SERVICIOS PROFECIONALES	23,613,847	99.99	28,607	60,122
3 BENAVIDES DE REYNOSA, S.A. DE C.V.	IMPORTADORA Y SERV. DE REPARTO	21,026,386	99.99	668	12,469
4 BENAVIDES DEL PACIFICO, S.A. DE C.V.	FARMACEUTICO	2,232,490	99.99	1,870	12,867
5 SERVICIOS LOGISTICOS BENAVIDES, S.A. DE C.V.	SERVICIOS PROFECIONALES	49,999	99.99	49	50
6 SERVICIOS OPERACIONALES BENAVIDES, S.A. DE C.V.	SERVICIOS PROFECIONALES	49,999	99.99	49	50
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**486,578**	**1,111,438**
ASOCIADAS					
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**0**	**0**
OTRAS INVERSIONES PERMANENTES					**49,417**
TOTAL					**1,160,855**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
CASA DE BOLSA BANCOMER	09/04/2009	6.00	0	295,577	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**295,577**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDOR	31/12/2003		631,650	0	0	275	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**631,650**	**0**	**0**	**275**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES			219,835	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**219,835**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			851,485	**295,577**	**0**	**275**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO AL 30 DE SEPTIEMBRE DEL 2003 ES 11.0446

CLAVE DE COTIZACION: **BEVIDES** TRIMESTRE: **3** AÑO: **2003**

FAR BEN, S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	4,313	47,634	0	0	47,634
PASIVO	25	275			275
	25		0	0	275
	0		0	0	0
SALDO NETO	4,288	47,359			47,359

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO AL 30 DE SEPTIEMBRE DEL 2003 ES 11.0446

CLAVE DE COTIZACION: **BEVIDES** TRIMESTRE: **3** AÑO: **2003**
FAR BEN, S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	541,154	1,231,429	690,275	0.40	2,791
FEBRERO	494,130	1,156,439	662,309	0.28	1,840
MARZO	492,967	1,155,230	662,263	0.63	4,180
ABRIL	524,187	1,151,145	626,958	0.17	1,070
MAYO	468,746	1,126,421	657,675	(0.32)	(2,122)
JUNIO	470,037	1,127,811	657,774	0.08	543
JULIO	426,013	1,104,802	678,789	0.14	984
AGOSTO	440,663	1,123,721	683,058	0.30	2,049
SEPTIEMBRE	454,001	1,100,908	646,907	0.56	3,647
ACTUALIZACION:	0	0	0	0.00	131
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
T O T A L					**15,113**

OBSERVACIONES

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

Limitaciones Financieras según escrituras de la emisión y/o título
a) La relación activo circulante a pasivo circulante no deberá ser menor a 1.0, durante la vigencia de la emisión.
b) La relación de pasivo total a capital contable, no deberá ser mayor a 1.50.
c) La relación de pasivos con costo a capital contable no deberá ser mayor de 0.80 veces.
d) La relación de utilidad de operación más depreciación, más partidas virtuales que no representen salidas de efectivo, a gastos financieros netos (intereses devengados menos intereses ganados), no deberá ser menor a 1.50 veces durante la vigencia de la emisión. Para el cálculo de esta limitante se deberán considerar los últimos 12 meses.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

Situación Actual de las Limitaciones Financieras
a) Relación activo circulante a pasivo circulante: 1.22
b) Relación pasivo total a capital contable: 1.26
c) Relación de pasivo con costo a capital contable: 0.31
d) Relación utilidad de operación más dep. más partidas virtuales a gastos financieros netos: 1.59

Constancia de las Obligaciones y/o pagarés de mediano plazo
Conforme a los acuerdos tomados por la Asamblea de tenedores de Obligaciones BEVIDES 97U celebrada el 2 de Septiembre del 2002 se dio dispensa a Far-Ben, S.A. de C.V. hasta el 30 de Enero del 2003, con respecto al cumplimiento de las limitaciones financieras a), b) y c) identificadas en la relación anterior. Así mismo, se otorgó dispensa a la limitación financiera indicada como d) hasta el 31 de Diciembre del 2003.

CLAVE DE COTIZACION: **BEVIDES** TRIMESTRE: **3** AÑO: **2003**
FAR BEN, S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
FARMACIAS	COMERCIO	129,802	0

OBSERVACIONES

[redacted]

CLAVE DE COTIZACION: **BEVIDES**
FAR BEN, S. A. DE C. V.

TRIMESTRE: 3 AÑO: 20(

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDAD(
Impresión Fina(

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
FARMACIA				1,803,198		VARIOS	PUBLICO GENERAL
OTROS DEPTOS				1,711,807		VARIOS	PUBLICO GENERAL
T O T A L				3,515,005			

OBSERVACIONES

CLAVE DE COTIZACION: **BEVIDES** TRIMESTRE: 3 AÑO: **2003**

FAR BEN, S. A. DE C. V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	($)	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	
A		0	50,000,000		1,800,308		50,000	
B		0		358,844,390	118,793,196	10,440,189		648,370
TOTAL			**50,000,000**	**358,844,390**	**120,593,504**	**10,440,189**	**50,000**	**648,370**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
408,844,390

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 2 X 1
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE

OBSERVACIONES

[redacted]

CLAVE DE COTIZACION: **BEVIDES** FECHA: 2/11/2003 11:29

FAR BEN, S. A. DE C. V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FAR BEN, S. A. DE C. V.
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	01-81-81-50-77-00 EXT. 1227
FAX:	01-81-83-89-99-31 Y 32
DIRECCION DE INTERNET:	http://www.benavides.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FBE911021CN8
DOMICILIO FISCAL:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	LIC FREDERICK TURNER FURLAN
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	01-81-81-50-77-00 EXT. 1227
FAX:	01-81-83-89-99-32
E-MAIL:	fturner@benavides.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	
NOMBRE:	LIC. JAIME M. BENAVIDES POMPA
DOMICILIO:	PINO SUAREZ 602 SUR INT.501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JAIME POBLETE STAMBUK
DOMICILIO:	PINO SUAREZ 602 SUR INT.501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-83-89-99-44

FAX: 01-81-83-89-99-83
E-MAIL: jpoblete@benavides.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: ING. JAIME POBLETE STAMBUK
DOMICILIO: PINO SUAREZ 602 SUR INT.501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-83-89-99-30
FAX: 01-81-83-89-99-83
E-MAIL: jpoblete@benavides.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA
NOMBRE: C. P. RENE ROMO CHAVEZ
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1150
FAX: 01-81-81-50-72-22 EXT.1152
E-MAIL: rromo@benavides.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONTRALORIA
NOMBRE: C. P. DANIEL ESTRADA ARELLANO
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1180
FAX: 01-81-81-50-77-16 EXT. 1191
E-MAIL: Destrada@benavides.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR JURIDICO
NOMBRE: LIC. MARIO PERALES JUAREZ
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-34
FAX: 01-81-83-89-99-83
E-MAIL: mperales@benavides.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:
NOMBRE:
DOMICILIO:

CLAVE DE COTIZACION: **BEVIDES** FECHA: 2/11/2003 11:29
FAR BEN, S. A. DE C. V.

COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO NO MIEMBRO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	SR. JEAN MICHEL ENRIQUEZ DAHLHUAS
DOMICILIO:	PINO SUREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	11-05-06-02 (MEXICO)
FAX:	11-05-06-90
E-MAIL:	jean.michel.enriquez@creel.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE PLANEACION Y DESARROLLO
NOMBRE:	SR. FREDERICK TURNER FURLAN
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT.1227
FAX:	01-81-83-89-99-32
E-MAIL:	fturner@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA
NOMBRE:	C.P. RENE ROMO CHAVEZ
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1150
FAX:	01-81-81-50-77-16 EXT.1152
E-MAIL:	rromo@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C.P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT. 1191
E-MAIL:	Destrada@benavides.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: BEVIDES
FAR BEN, S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

JAIME POBLETE STAMBUK **DIRECTOR GENERAL**	**JAIME POBLETE STAMBUK** **DIRECTOR DE FINANZAS**

MONTERREY, NL, A 2 DE NOVIEMBRE DE 2003

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
FAR BEN, S. A. DE C. V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.